# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Linkhome Holdings Inc., CIK 0002017758
CUSIP: 53578M102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 17901 Von Karman Ave, Ste 450, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002027409
Persons authorized to receive notices and communications: Qin Zhen, Linkhome Holdings Inc., 17901 Von Karman Ave, Ste 450, Irvine, California (CA), 92614, (800) 680-9158

## Reporting persons
- Qin Zhen (CIK 0002027409): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,820,000; sole dispositive power 0; shared dispositive power 3,820,000; aggregate amount beneficially owned 3,820,000 (20.143% of the class)
  Comment: (1) US Innovation Foundation is the owner of record of the 3,820,000 shares of common stock of the Issuer. US Innovation Foundation is jointly controlled by Mr. Qin Zhen and Ms. Li Na.
  
  (2) Based on 18,964,500 shares of common stock issued and outstanding as of September 24, 2026, as confirmed by the Issuer's transfer agent.
- Li Na (CIK 0002027316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,820,000; sole dispositive power 0; shared dispositive power 3,820,000; aggregate amount beneficially owned 3,820,000 (20.143% of the class)
  Comment: (1) US Innovation Foundation is the owner of record of the 3,820,000 shares of common stock of the Issuer. US Innovation Foundation is jointly controlled by Mr. Qin Zhen and Ms. Li Na.
  
  (2) Based on 18,964,500 shares of common stock issued and outstanding as of September 24, 2026, as confirmed by the Issuer's transfer agent.
- US Innovation Foundation (CIK 0002158407): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,820,000; sole dispositive power 0; shared dispositive power 3,820,000; aggregate amount beneficially owned 3,820,000 (20.143% of the class)
  Comment: (1) US Innovation Foundation is the owner of record of the 3,820,000 shares of common stock of the Issuer. US Innovation Foundation is jointly controlled by Mr. Qin Zhen and Ms. Li Na.
  
  (2) Based on 18,964,500 shares of common stock issued and outstanding as of September 24, 2026, as confirmed by the Issuer's transfer agent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Linkhome Holdings Inc.
Address of issuer's principal executive offices: 17901 Von Karman Ave, Ste 450, Irvine, California (CA), 92614

## Item 2. Identity and Background
Name of person filing:
(1) Qin Zhen
(2) Li Na
(3) US Innovation Foundation, a California nonprofit corporation (the "Foundation" and, together with Qin Zhen and Li Na, the "Reporting Persons")
Residence or business address:
(1) 17901 Von Karman Ave, Ste 450, Irvine, CA 92614
(2) 17901 Von Karman Ave, Ste 450, Irvine, CA 92614
(3) 17901 Von Karman Ave, Ste 450, Irvine, CA 92614
Present principal occupation or employment:
(1) Qin Zhen - Chairman of the Board and Chief Executive Officer of Linkhome Holdings Inc., the issuer, whose principal business is the operation of an artificial intelligence real estate platform with the goal of providing customers with end-to-end real estate solutions and services, and whose address is 17901 Von Karman Ave, Ste 450, Irvine, CA 92614.
(2) Li Na - Chief Financial Officer and Director of Linkhome Holdings Inc., the issuer, whose principal business and address are set forth in (1) above.
(3) The Foundation is a California nonprofit corporation whose principal business is to support entrepreneurship among underrepresented ethnic communities in the United States and to promote equitable opportunities for young people to pursue entrepreneurship in artificial intelligence. The address of the Foundation's principal office is set forth in Item 2(b) above. The directors of the Foundation are Qin Zhen and Li Na, whose information is set forth above.
Criminal convictions in the last five years:
(1) No.
(2) No.
(3) No.
Civil proceedings (securities laws) in the last five years:
(1) No.
(2) No.
(3) No.
Citizenship:
(1) United States
(2) United States
(3) Organized under the laws of the State of California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 24, 2026, Qin Zhen transferred 3,820,000 shares of common stock of the issuer to the Foundation, by way of a gift without consideration. As such, Qin Zhen does not hold any shares of common stock of the issuer directly. The Foundation is a nonprofit corporation incorporated under the laws of California, and it is currently jointly controlled by Qin Zhen and Li Na. As such, the dispositive power and the power to direct the voting of the 3,820,000 shares of common stock of the issuer held by the Foundation vest jointly in Qin Zhen and Li Na, and Qin Zhen and Li Na may be deemed to share beneficial ownership of the 3,820,000 shares of common stock of the issuer held by the Foundation. No funds or other consideration were paid by any Reporting Person in connection with such transfer or the formation of the group described in Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Foundation received the 3,820,000 shares of common stock of the issuer as a charitable contribution from Qin Zhen to provide assets to support the Foundation's purposes. The Reporting Persons have agreed to act together with respect to the holding, voting, or disposition of such shares, as described in Item 6.

The Foundation may from time to time dispose of some or all of such shares, depending upon market conditions, the Foundation's liquidity needs and charitable objectives, applicable legal and regulatory requirements and other factors the Foundation considers relevant. The Foundation has not determined the timing, amount or method of any such disposition. Any disposition may be effected in open-market transactions, privately negotiated transactions or otherwise, in each case subject to applicable law. Except as described herein, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Qin Zhen and Li Na may, in their capacities as officers and/or directors of the issuer, participate in the consideration of matters relating to the issuer's business and affairs. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect to any such matters, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Qin Zhen: 3,820,000 shares of common stock, comprising approximately 20.143% of the outstanding shares of common stock of the issuer.
(2) Li Na: 3,820,000 shares of common stock, comprising approximately 20.143% of the outstanding shares of common stock of the issuer.
(3) The Foundation: 3,820,000 shares of common stock, comprising approximately 20.143% of the outstanding shares of common stock of the issuer.

The percentages set forth in this Item 5(a) are based on 18,964,500 shares of common stock issued and outstanding as of September 24, 2026, as confirmed by the issuer's transfer agent. As a result of the agreement described in Item 6, the Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Act and, as such, may be deemed to beneficially own, in the aggregate, 3,820,000 shares of common stock, representing approximately 20.143% of the outstanding shares of common stock of the issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Qin Zhen: shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 3,820,000 shares of common stock of the issuer.
(2) Li Na: shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 3,820,000 shares of common stock of the issuer.
(3) The Foundation: shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 3,820,000 shares of common stock of the issuer.
Transactions in the class effected during the past sixty days:
On July 31, 2026, Qin Zhen transferred 625,000 shares of common stock of the issuer to a third party pursuant to a private transfer, for a consideration of $0.80 per share. The transaction was effected by Qin Zhen.

On August 5, 2026, Qin Zhen transferred 625,000 shares of common stock of the issuer to a third party pursuant to a private transfer, for a consideration of $0.80 per share. The transaction was effected by Qin Zhen.

On September 24, 2026, Qin Zhen transferred 3,820,000 shares of common stock of the issuer to the Foundation, by way of a gift without consideration. As such, Qin Zhen does not hold any shares of common stock of the issuer directly. The Foundation is a nonprofit corporation incorporated under the laws of California, and it is currently jointly controlled by Qin Zhen and Li Na. As such, the dispositive power and the power to direct the voting of the 3,820,000 shares of common stock of the issuer held by the Foundation vest jointly in Qin Zhen and Li Na, and Qin Zhen and Li Na may be deemed to share beneficial ownership of the 3,820,000 shares of common stock of the issuer held by the Foundation.
Other persons with the right to receive dividends or sale proceeds: The Foundation, as the record owner of the 3,820,000 shares of common stock of the issuer, has the right to receive dividends from, and the proceeds from the sale of, such shares. No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Qin Zhen and Li Na are married and currently serve as directors of the Foundation. Pursuant to the Foundation's bylaws, the business and affairs of the Foundation are managed by its board of directors. Accordingly, Qin Zhen and Li Na share voting and dispositive power with respect to the Shares (as defined below) held of record by the Foundation.

On September 24, 2026, Qin Zhen and the Foundation entered into a stock donation agreement (the "Stock Donation Agreement"), pursuant to which Qin Zhen transferred 3,820,000 shares of common stock of Linkhome Holdings Inc. (the "Shares") to the Foundation as a gift for no consideration. Pursuant to the Stock Donation Agreement, from and after completion of the transfer, the Shares are the property of the Foundation and are to be held, managed, or disposed of for the Foundation's purposes, and Qin Zhen has no personal right to reclaim the Shares or receive proceeds from any sale thereof.

The Reporting Persons have agreed to act together with respect to the holding, voting, or disposition of the Shares. The Reporting Persons have also entered into a joint filing agreement with respect to the joint filing of this Schedule 13D, a copy of which is filed as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The joint filing agreement is filed as Exhibit 99.1 to this Schedule 13D.
The Stock Donation Agreement is filed as Exhibit 99.2 to this Schedule 13D.
The bylaws of the Foundation are filed as Exhibit 99.3 to this Schedule 13D.

## Signatures
- Qin Zhen: /s/ Qin Zhen, Qin Zhen (10/16/2026)
- Li Na: /s/ Li Na, Li Na (10/16/2026)
- US Innovation Foundation: /s/ Qin Zhen, Qin Zhen, Director, US Innovation Foundation (10/16/2026)